EXHIBIT 12.2

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Nine Months Ended September 30, (in millions, except ratios)	2005

Excluding Interest on Deposits
Income before income taxes	$8,296

Fixed charges:
Interest expense	10,869
One-third of rents, net of income from subleases (a)	264

Total fixed charges	11,133

Add: Equity in undistributed loss of affiliates	96

Earnings before taxes and fixed charges, excluding capitalized interest	$19,525

Fixed charges, as above	$11,133
Preferred stock dividends (pre-tax)	16

Fixed charges including preferred stock dividends	$11,149

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.75

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$11,149
Add: Interest on deposits	7,069

Total fixed charges including preferred stock dividends and interest on deposits	$18,218

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$19,525
Add: Interest on deposits	7,069

Total earnings before taxes, fixed charges and interest on deposits	$26,594

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.46

(a)	The proportion deemed representative of the interest factor.